                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K


(Mark One)

          [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
              SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended February 28, 2002

                                       OR

          [_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
              SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to _______


Commission file number:  1-5418


     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                    SUPERVALU RETAIL EMPLOYEES' 401(K) PLAN,
                                   AS AMENDED

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                 SUPERVALU INC.
                             11840 Valley View Road
                          Eden Prairie, Minnesota 55344

                        FINANCIAL STATEMENTS AND EXHIBITS

        The following financial statements of SUPERVALU Retail Employees' 401(k) Plan, as Amended are included herein:

1.      Independent Auditors' Report of KPMG LLP dated August 7, 2002.

2. Statements of Net Assets Available for Plan Benefits February 28, 2002 and 2001.

3. Statements of Changes in Net Assets Available for Plan Benefits for the Years Ended February 28, 2002 and 2001.

4.      Notes to Financial Statements for the Years Ended February 28, 2002 and
        2001.

EX-23.  Independent Auditors' Consent of KPMG LLP.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of the SUPERVALU Retail Employees' 401(k) Plan, as Amended has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                   SUPERVALU RETAIL EMPLOYEES' 401(K) PLAN,
                                   AS AMENDED

DATE: August 21, 2002              By: SUPERVALU INC., the plan administrator



                                       By: /s/ Pamela K. Knous
                                           -------------------
                                           Pamela K. Knous
                                           Executive Vice President and
                                           Chief Financial Officer

                     SUPERVALU RETAIL EMPLOYEES' 401(k) PLAN

                              Financial Statements

                           February 28, 2002 and 2001

                   (With Independent Auditors' Report Thereon)

                     SUPERVALU RETAIL EMPLOYEES' 401(k) PLAN

                                Table of Contents


                                                                            Page

Independent Auditors' Report                                                  1

Statements of Net Assets Available for Plan Benefits                          2

Statements of Changes in Net Assets Available for Plan Benefits               3

Notes to Financial Statements                                                 4

                          Independent Auditors' Report


Administrative Committee
SUPERVALU INC.
Eden Prairie, Minnesota:

We have audited the accompanying statements of net assets available for Plan benefits of the SUPERVALU Retail Employees' 401(k) Plan (the Plan) as of February 28, 2002 and 2001, and the related statements of changes in net assets available for Plan benefits for the fiscal years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for Plan benefits of the Plan as of February 28, 2002 and 2001, and the changes in net assets available for Plan benefits for the fiscal years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

August 7, 2002

                     SUPERVALU RETAIL EMPLOYEES' 401(k) PLAN

              Statements of Net Assets Available for Plan Benefits

                           February 28, 2002 and 2001

                                                              2002            2001
                                                          ------------    ------------
Assets:
  Investments in SUPERVALU INC. 401(k) Master Trust,
    at fair value                                        $  18,197,707      16,968,396
  Contributions receivable from employees                       46,844          48,237
  Contributions receivable from employer                        92,058          11,414

Liabilities:
  Expenses payable                                             (37,715)         (4,796)
                                                          ------------    ------------
            Net assets available for Plan benefits       $  18,298,894      17,023,251
                                                          ============    ============


See accompanying notes to financial statements.

                     SUPERVALU RETAIL EMPLOYEES' 401(k) PLAN

         Statements of Changes in Net Assets Available for Plan Benefits

                  Fiscal years ended February 28, 2002 and 2001

                                                                           2002            2001
                                                                       ------------    ------------
Additions:
     Investment income from SUPERVALU INC. 401(k) Master Trust:
        Interest and dividends                                        $     200,759         183,870
        Net appreciation (depreciation) in fair market value
           of investments                                                   133,499        (147,262)
                                                                       ------------    ------------
                                                                            334,258          36,608
                                                                       ------------    ------------
     Contributions:
        Employer                                                            683,381         677,078
        Participants                                                      2,795,297       2,723,190
                                                                       ------------    ------------
                                                                          3,478,678       3,400,268
                                                                       ------------    ------------
                 Total additions                                          3,812,936       3,436,876
                                                                       ------------    ------------
Deductions:
     Distributions to participants                                       (2,312,519)     (1,057,209)
     Administrative expenses                                               (132,272)       (190,334)
                                                                       ------------    ------------
                 Total deductions                                        (2,444,791)     (1,247,543)
                                                                       ------------    ------------
Transfers from other plans                                                       --       4,565,351
Transfers (to) from other plans within the Master Trust, net                (92,502)        524,904
                                                                       ------------    ------------
                 Net increase                                             1,275,643       7,279,588

Net assets available for Plan benefits:
     Beginning of year                                                   17,023,251       9,743,663
                                                                       ------------    ------------
     End of year                                                      $  18,298,894      17,023,251
                                                                       ============    ============


See accompanying notes to financial statements.

                     SUPERVALU RETAIL EMPLOYEES' 401(k) PLAN

                         Notes to Financial Statements

                           February 28, 2002 and 2001


(1)    Summary Description of the Plan

       The following description of the SUPERVALU Retail Employees' 401(k) Plan (formerly the Cub Foods Retail Clerks 401(k) Plan) (the Plan) is provided for general information purposes only. Participants should refer to the summary Plan description for a more complete description of the Plan's provisions.

       The Plan is a defined contribution plan and is subject to the provisions of Title I of the Employee Retirement Income Security Act of 1974 (ERISA).

       The Plan covers employees in numerous local unions and a single nonunion group, therefore, it has five separate fact patterns for eligibility in the Plan. Each set of eligibility requirements is governed by the specified collective bargaining agreement for which the participant is covered. Eligibility in the Plan ranges from the age of 18 to 21 and after service periods between two months and one year. Eligible employees may enroll in the Plan on the next enrollment date.

       The Plan allows for employee contributions under Section 401(k) of the Internal Revenue Code, under which participants may contribute from 1% to 15% of their recognized compensation to the Plan. Employee contributions are limited to the Internal Revenue Service annual limitation of $10,500 in fiscal 2002 and 2001. Employer matching contributions are deferred as a percentage of the participants' compensation deferred and is in accordance with the matching formula specified in the collective bargaining agreement.

       All amounts contributed by employees are 100% vested at all times. Employer contributions are vested 20% after two years, 40% after three years, 60% after four years, and 100% at five years, if applicable to the collective bargaining agreement. Forfeitures of nonvested amounts shall be used to pay Plan expenses or restore forfeited accounts of rehired participants. Any remaining amounts are used to reduce the employer contributions. Forfeitures of non-vested amounts totaling $31,700 and $14,938 were used to pay plan expenses in fiscal 2002 and 2001, respectively. Participant and employer matching contributions may be directed into one or more of the nine funds within the SUPERVALU INC. 401(k) Master Trust (the 401(k) Master Trust): (a) the Principal Conservation Fund, (b) the Equity Index Fund, (c) the Brinson Global Equity Fund, (d) the Wedge Small Cap Fund, (e) the SUPERVALU Common Stock Fund, (f) the Roxbury Mid Cap Equity Fund, (g) the Nicholas Applegate International Fund, (h) the Harbor Capital Appreciation Fund, and (i) the Knappenberger Bayer Emerging Growth Fund.

       Effective March 2000, SUPERVALU INC. (the Company) merged the net assets of the Shop `n Save Warehouse Foods Inc, 401(K) Plan for Collective Bargaining Employees into the Plan. The conversion of $4,565,351 for the Shop `n Save Plan is reflected in the fiscal 2001 transfers from other plans.

       The Plan accounts of participants within the 401(k) Master Trust are consolidated resulting in each participant having only one account within the Master Trust. Therefore, participant movement between plans results in asset transfers within the Master Trust. Transfers (to) from other plans within the Master Trust of $(92,502) and $524,904 in fiscal 2002 and 2001, respectively, reflect the net result of this activity in the Plan.

       Although the Company has not expressed any intent to terminate the Plan, it may do so at any time. Each participant's account would immediately vest and the balance would be distributed to the participant in full upon termination.

                                       4                             (Continued)

                     SUPERVALU RETAIL EMPLOYEES' 401(k) PLAN

                         Notes to Financial Statements

                           February 28, 2002 and 2001


       Benefits under the Plan are payable in a lump sum.

       Participants currently employed by the Company can withdraw their post-tax employee contributions and rollover contributions at any time. Participants may receive an in-service hardship distribution from the vested portion of their accounts after completing the appropriate application forms and receiving approval from the Administrative Committee.

       Effective December 1, 1998, the Plan added a participant loan provision. Loans are available to all participants of the Plan and may not exceed the lesser of 50% of the vested amount of the borrower's total account or $50,000. The interest rate on any loan shall be equal to the prime rate as published by the Wall Street Journal for the last business day of the calendar month in which the loan was granted, plus 1%. Principal and interest are repaid monthly through payroll deductions, and the maximum term of any loan is five years. Loan interest rates range from 5.75% to 10.50%.

(2)    Summary of Significant Accounting Policies

       (a)    Basis of Presentation

              The financial statements of the Plan are presented on the accrual basis of accounting.

       (b)    Investments

              Investment assets of the Plan are stated at current fair value. Investments in various funds represent the Plan's pro-rata share of the quoted market value of the funds' net assets as reported by the Trustee.

              Purchases and sales of securities are recorded on a trade-date basis.

       (c)    Use of Estimates

              The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for Plan benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for Plan benefits during the reporting period. Actual results could differ from those estimates.

       (d)    Reclassifications

              Certain prior years' amounts have been reclassified to conform with the current year presentation.

       (e)    Expenses

              The reasonable expenses of administering the Plan shall be payable out of the Plan's funds except to the extent that SUPERVALU, in its discretion, directly pays the expenses. In fiscal 2002 and 2001, SUPERVALU did pay certain expenses on behalf of the Plan.

                                       5                             (Continued)

                     SUPERVALU RETAIL EMPLOYEES' 401(k) PLAN

                         Notes to Financial Statements

                           February 28, 2002 and 2001


       (f)   Risk and Uncertainties

             The Plan provides for various investment fund options. Investment securities are exposed to various risks, such as interest rate, market fluctuation and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant's account balances and the amounts reported in the Statements of Net Assets Available for Plan Benefits.

(3)    Trustee

       Bankers Trust Company (the Trustee) has been appointed as Trustee and custodian of the Plan's assets. The trust agreement stipulates that the Trustee may resign at any time by giving 60 days' written notice to the Retirement Committee. The Retirement Committee may remove the Trustee at any time by giving 60 days' written notice of such action to the Trustee.

(4)    Investments

       Under the terms of the trust agreement, the Trustee manages investments on behalf of the plans. In accordance with the trust agreement, certain assets of the Plan are held together with assets of other plans sponsored by SUPERVALU in the 401(k) Master Trust. The Trustee has been granted discretionary authority concerning the purchases and sales of the investments.

       The 401(k) Master Trust administers the SUPERVALU Wholesale Employees' 401(k) Plan, the SUPERVALU Retail Employees' 401(k) Plan, the SUPERVALU Pre-tax Savings and Profit Sharing Plan, and the Pittsburgh Division Profit Sharing Plan.

       The Trustee allocates interest and investment income, and net realized gains and losses to each of the funds in the 401(k) Master Trust based on the actual performance of each fund. The Plan's assets are invested in the Principal Conservation Fund, the Equity Index Fund, the Brinson Global Equity Fund, the Wedge Small Cap Fund, the Roxbury Mid Cap Equity Fund, the Nicholas Applegate International Equity Fund, the SUPERVALU Common Stock Fund, the Harbor Capital Appreciation Fund, and the Knappenberger Bayer Emerging Growth Fund. The Trustee also maintains a Short-Term Investment Fund, which is utilized as a clearing account for transactions. Financial information related to the 401(k) Master Trust is prepared and filed in accordance with the Department of Labor's regulations.

       The Plan recordkeeper (Hewitt Associates LLC) allocates interest and dividends, net realized (unrealized) gains and losses, and administrative expenses to each of the plans in the 401(k) Master Trust based upon the ratio of net assets of the Plan to the total net assets of the 401(k) Master Trust. The Loan Fund, however, is based on the actual participant loan activity for each plan. Separate accounts are maintained by the recordkeeper for participants in each plan, and funds may be distributed to or withdrawn by participants in accordance with the appropriate plan's terms.

                                       6                             (Continued)

                     SUPERVALU RETAIL EMPLOYEES' 401(k) PLAN

                         Notes to Financial Statements

                           February 28, 2002 and 2001


       Fair values of investments in the 401(k) Master Trust are as follows:

                                                                              February 28
                                                                    ------------------------------
                                                                         2002            2001
                                                                    -------------    -------------
       Investments at fair value:
           Collective investment fund held by:
              Principal Conservation Fund                          $  222,936,329      177,708,803
              Equity Index Fund (BT Pyramid Equity Index Fund)        133,350,711      178,995,204
              Brinson Global Equity Fund                               19,699,173       16,011,748
              Nicholas Applegate International Equity Fund              7,395,889       12,927,818
              Harbor Cap Appreciation Fund                              9,110,720               --
              Knappenberger Bayer Emerging Growth Fund                  5,758,070               --

           Common stock held by:
              Wedge Small Cap Fund                                     51,070,500       38,096,244
              Roxbury Mid Cap Equity Fund                              24,353,997       35,723,668
              SUPERVALU Common Stock Fund                              73,534,489       25,265,813

       Cash and cash equivalents                                        8,468,711        7,754,144
       Accrued income                                                     465,940          346,865
       Net settlements (payable) receivable                              (713,538)       2,356,700
       Loans receivable from participants                              16,299,353       14,717,682
                                                                    -------------    -------------
                                                                   $  571,730,344      509,904,689
                                                                    =============    =============


       Investment income (loss) for the 401(k) Master Trust for the fiscal years ended February 28, 2002 and 2001 is as follows:

                                                                         2002             2001
                                                                    -------------    -------------
       Net realized and unrealized appreciation
         (depreciation) in fair value of investments:
              Collective investment funds                          $   (7,553,472)     (10,601,596)
              Common stock                                             30,619,676       (6,874,054)
                                                                    -------------    -------------
                                                                       23,066,204      (17,475,650)

       Interest                                                         3,246,272        3,253,016
       Dividends                                                        2,316,756        1,617,898
                                                                    -------------    -------------
                                                                   $   28,629,232      (12,604,736)
                                                                    =============    =============

       At February 28, 2002 and 2001, the Plan held 3.2% and 3.3%, respectively, of the 401(k) Master Trust assets.

                                       7                             (Continued)

                     SUPERVALU RETAIL EMPLOYEES' 401(k) PLAN

                         Notes to Financial Statements

                           February 28, 2002 and 2001


(5)    Federal Income Tax Status

       The Plan has received a favorable determination letter from the Internal Revenue Service dated May 8, 2002, indicating that the Plan meets the requirements of Section 401(a) of the Internal Revenue Code (the Code) and that the trust established in connection therewith is exempt from federal income tax under Section 501(a) of the Code. The Company believes the Plan continues to meet the requirements of Section 401(a) of the Code and that the related trust is exempt from income tax under Section 501(a) of the Code. Therefore, no provisions for income taxes have been made.

(6)    Party-in-interest Transactions

       The Plan engages in transactions involving the acquisition and disposition of investment funds with Bankers Trust Company, the Trustee, and the 401(k) Master Trust, who are parties-in-interest with respect to the Plan. These transactions are covered by an exemption from the "prohibited transactions" provision of ERISA and the Code.

(7)    Reconciliation of Financial Statements to Form 5500

       The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

                                                                                   February 28
                                                                          ----------------------------
                                                                              2002             2001
                                                                          -------------   ------------
       Net assets available for benefits per the financial statements    $  18,298,894      17,023,251
       Amounts allocated to withdrawing participants                            (9,071)             --
                                                                          ------------    ------------
                       Net assets available for benefits per Form 5500   $  18,289,823      17,023,251
                                                                          ============    ============

       The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500 for the fiscal year ended:

                                                                                          February 28,
                                                                                              2002
                                                                                          ------------
       Benefits paid to participants per the financial statements                        $   2,312,519
       Add amounts allocated to withdrawing participants at February 28, 2002                    9,071
       Less amounts allocated to withdrawing participants at February 28, 2001                      --
                                                                                          ------------
                       Benefits paid to participants per Form 5500                       $   2,321,590
                                                                                          ============

       Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to February 28, 2002, but not paid as of that date.

(8)    Subsequent Event

       On May 24, 2002, the Retirement Committee appointed Bank of New York the successor Trustee and custodian of the Plan's assets. The Plan's assets were transferred to Bank of New York on August 1, 2002.

                                       8